Mail Stop 4561
      February 23, 2006

Mr. Neil Pursell
Chief Financial Officer
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire, U.K.  ST1 4NQ

	RE:	Tricell, Inc.
		Form 8-K
		Filed February 22, 2006
            		File No. 0-50036

Dear Mr. Pursell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K

1. Please amend your Form 8-K to specifically state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

2. We note that on February 16, 2006 you appointed Whitley Penn as your new independent accountants. Please have your new independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of your company.
In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required.
Lastly, if a foreign audit firm will be assisting in the audit, tell us if Whitley Penn will qualify as the principal accountant.

Exhibit 16

3. When you file the amended Form 8-K, please include a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K/A.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3432.


								Sincerely,



								William H. Demarest
								Staff Accountant

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Mr. Neil Pursell
Tricell, Inc.
February 23, 2006
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